SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
NRG Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377 50 8
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 4, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,402,754

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,402,754

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,402,754

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,480,852

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,480,852

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,480,852

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,480,852

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,480,852

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,480,852

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of NRG Energy, Inc. (the "Issuer"). The Issuer's principal executive office is located at 804 Carnegie Center, Princeton, NJ 08540.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Singer is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $33,905,398. The aggregate purchase price of the physically settled swaps owned by Elliott is approximately $33,845,810.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $72,049,012. The aggregate purchase price of the physically settled swaps owned by Elliott International is approximately $71,922,302.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
The Reporting Persons have entered into an Agreement (defined and described in Item 6 below and incorporated herein by reference) with Bluescape Energy Partners LLC ("Bluescape") and BEP Special Situations 2 LLC ("BEP SS2") whereby, among other things, they will coordinate and cooperate in certain activities related to their ownership of Securities (as defined in the Agreement).  Accordingly, each of the Reporting Persons, Bluescape and BEP SS2 may be deemed a group (the "Group") for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information regarding the other members of the Group, including their ownership of Common Stock, can be found in the Schedule 13D filed by Bluescape on the date hereof with the Securities and Exchange Commission, and as may be amended from time to time. The Reporting Persons expressly disclaim beneficial ownership of any Securities acquired by the other members of the Group.
The Group believes the securities of the Issuer are deeply undervalued and that there exist numerous opportunities to significantly increase shareholder value, including operational and financial improvements as well as strategic initiatives.  The Group believes that Charles John Wilder, Jr. and his team have directly relevant experience in effectuating such improvements and are initiating a dialogue with management and the Board of Directors (the "Board") to address these opportunities as well as implement appropriate Board-level oversight.

The Group is also evaluating the nomination of one or more individuals for election as directors of the Issuer at the 2017 annual meeting of stockholders and have requested from the Issuer a copy of the director nominee questionnaire that has to be delivered pursuant to Section 11(A)(2)(b)(iii) of Article II of the Issuer's Third Amended and Restated By-Laws.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock, including, among other transactions, the short selling of one or more classes of debt securities of the Issuer or its affiliates, or entering into other swap or derivative transactions that reference such debt securities.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, strategy, plans, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, or potential acquisitions or sales involving the Issuer or certain of the Issuer's businesses or assets as a means of enhancing stockholder value, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management or the Board, may communicate with other stockholders or third parties (directly or through agents, whether in person or through press releases, social media or otherwise), including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 6.9% of the shares of Common Stock outstanding. As of the date hereof the Group collectively has economic exposure in the Issuer of approximately 9.4% of the shares of Common Stock outstanding. The Reporting Persons expressly disclaim beneficial ownership of any Securities acquired by the other members of the Group.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 315,442,997 shares of Common Stock outstanding as of October 31, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.
As of the date hereof, Elliott beneficially owned 5,402,754 shares of Common Stock, including 2,754,285 shares of Common Stock underlying physically settled swaps that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 1.7% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 11,480,852 shares of Common Stock, including 5,852,852 shares of Common Stock underlying physically settled swaps that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting approximately 3.6% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 11,480,852 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.6% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 16,883,606 shares of Common Stock, constituting approximately 5.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.6% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
Information regarding the other members of the Group's ownership of Common Stock can be found in the Schedule 13D filed by Bluescape on the date hereof with the Securities and Exchange Commission, and as may be amended from time to time. The Reporting Persons and their affiliates expressly disclaim beneficial ownership of any Securities acquired by the other members of the Group.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons, Bluescape and BEP SS2 entered into an Agreement (referenced above in Item 4) whereby, among other things, they have agreed to acquire Securities (as defined in the Agreement) up to certain agreed maximum threshold amounts, subject to certain notification and cooperation obligations. Pursuant to the Agreement, the following matters require the mutual agreement of the parties: (i) the selection and nomination of individuals to serve as directors of the Issuer; (ii) hiring professionals in connection with the activities contemplated by and resulting from the Agreement (including, without limitation, any investment bankers, local counsel, proxy solicitors, public relations firms and private investigators), other than any professionals retained by the parties in connection with the activities contemplated thereby or resulting from the Agreement prior to the date thereof; (iii) making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iv) seeking to control, advise, change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer; (v) the conduct of any proxy contest, proxy solicitation or similar actions involving the Issuer and its stockholders; (vi) the manner, form, content and timing of any communications with the Issuer, as well as any public disclosures, public statements or other communications relating to the Issuer, the Securities, the Agreement or the activities contemplated by the Agreement (subject to certain exceptions for any disclosure, statement or communication that is required by law, regulation or fund documentation applicable to a party); (vii) the admission of any additional members to the group (within the meaning of Section 13 of the Exchange Act) formed by the Agreement or otherwise, or entering into any agreement, arrangement or understanding with, or determining to act in concert with, any person (other than an affiliate) in connection with the holding, voting or disposition of Securities or the solicitation of proxies from stockholders of the Issuer; (viii) the conduct of any litigation in furtherance of the activities contemplated by or resulting from the Agreement; (ix) entering into any settlement, standstill or other similar agreement with the Issuer; and (x) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any Covered Entities (as defined in the Agreement), other than pursuant to the terms of the Agreement. Per the terms of the Agreement, the Reporting Persons have also agreed to (x) take such commercially reasonable actions as may be required so that they may vote their Common Stock, and cause any person with whom they has shared voting power to vote such Common Stock, in connection with any meeting of the Issuer's stockholders, (y) attend any meeting of the Issuer's stockholders held in the 2017 calendar year, in person or by proxy, such that all Common Stock held by them is represented and entitled to vote on all matters to be voted upon at such meeting, and (z) vote such Common Stock in person or by proxy in favor of the Company Actions (as defined in the Agreement) and any ancillary or procedural actions or matters related to giving effect to, or required to effect the approval of, the Company Actions and, with respect to any other proposal put forth for a vote of the stockholders at any such meeting, in accordance with any agreement of the parties prior to the conclusion thereof. The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Elliott, and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,568,000 and 3,332,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and approximately 1.1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.6% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Elliott and Elliott International have entered into notional principal amount derivative agreements with respect to 2,754,285 and 5,852,852 shares of Common Stock of the Issuer, respectively, in the form of physically settled swaps that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the swaps held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.7% of the shares of Common Stock.
On January 17, 2017, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.
Item 4 of this Schedule 13D is hereby expressly incorporated by reference herein.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Amended and Restated Agreement, dated as of January 16, 2017, by and among Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Bluescape Energy Partners LLC and BEP Special Situations 2 LLC
Exhibit 99.2 – Joint Filing Agreement.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 17, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1
AMENDED AND RESTATED AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (this "Agreement"), dated as of January 16, 2017, is by and among Elliott Associates, L.P., a Delaware limited partnership ("EALP"), Elliott International, L.P., a Cayman Islands limited partnership ("EILP"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and, together with EALP and EILP, collectively, "Elliott"), and Bluescape Energy Partners LLC, a Delaware limited liability company ("BEP"), and BEP Special Situations 2 LLC, a Delaware limited liability company ("BEP SS2" and, together with BEP, collectively, "Bluescape"). Each of Elliott and Bluescape is referred to herein as a "party" and, collectively, as the "parties".
WHEREAS, the parties desire to coordinate certain efforts with respect to (i) the proposal of certain actions relating to NRG Energy, Inc. (the "Company") and (ii) the purchase of Securities (as defined in Section 12 below) by them, their affiliates (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and any of their and their affiliates' respective investment funds, managed accounts or other investment vehicles managed or advised by them or their affiliates (collectively, "Covered Entities").
NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the parties agree as follows:
1.	Purchase and Sale of Securities.
a.
Subject to the terms of this Agreement, Elliott and Bluescape may, directly or indirectly through their respective Covered Entities, separately acquire Securities; provided, however, that in no event shall Elliott or Bluescape, or any of their respective Covered Entities, acquire Securities in excess of such party's respective Maximum Investment (as defined below) without the prior written consent of both Bluescape and Elliott, which consent may be withheld for any or no reason.  For the avoidance of doubt, it is in each party's sole discretion whether to acquire Securities (directly or indirectly through its Covered Entities) and in what amount (subject to the Maximum Investment).

b.
Each party shall, on a daily basis, provide the other party with information regarding any transactions effected in the Securities by such party and its Covered Entities (which information shall include (x) the quantity of Securities acquired or sold and (y) with respect to Derivative Contracts, the number of Notional Common Shares).

c.
For purposes of this Agreement, "Maximum Investment" shall mean (x) with respect to Bluescape, Securities representing 2.475% of the total number of then outstanding shares of Common Stock (which, as of the date hereof, is calculated to be 7,807,214 shares of Common Stock) and (y) with respect to Elliott, Securities representing 7.425% of the total number of then outstanding shares of Common Stock (which, as of the date hereof, is calculated to be 23,421,643 shares of Common Stock).

d.
Elliott believes that having Bluescape as a co-sponsor of the transactions contemplated by this Agreement provides value to EALP and EILP. Accordingly, as an inducement for Bluescape to enter into this Agreement, Elliott agrees that Bluescape is to be reimbursed in an amount equal to $1,000,000 for a portion of the price paid by Bluescape for Securities acquired prior to the date hereof.

2.	Coordinated Activities.
a.
The following matters shall require the mutual agreement of the parties (which agreement shall not be unreasonably withheld, conditioned or delayed): (i) the selection and nomination of individuals to serve as directors of the Company; (ii) hiring professionals in connection with the activities contemplated by and resulting from this Agreement (including, without limitation, any investment bankers, local counsel, proxy solicitors, public relations firms and private investigators), other than any professionals retained by the parties in connection with the activities contemplated hereby or resulting from this Agreement prior to the date hereof; (iii) making, revising or withdrawing of any proposals to the Company regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iv) seeking to control, advise, change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Company; (v) the conduct of any proxy contest, proxy solicitation or similar actions involving the Company and its stockholders; (vi) the manner, form, content and timing of any communications with the Company, as well as any public disclosures, public statements or other communications relating to the Company, the Securities, this Agreement or the activities contemplated by this Agreement (provided that, to the extent such disclosure, statement or communication is required by law, regulation or fund documentation applicable to a party, such party may make such required disclosure, statement or other communication without the agreement of the other party as long as such party, to the extent practicable and permitted by applicable law and regulation, provides prior notice thereof to the other party); (vii) the admission of any additional members to the group (within the meaning of Section 13 of the Exchange Act) formed by this Agreement or otherwise, or entering into any agreement, arrangement or understanding with, or determining to act in concert with, any person (other than an affiliate) in connection with the holding, voting or disposition of Securities or the solicitation of proxies from stockholders of the Company; (viii) the conduct of any litigation in furtherance of the activities contemplated by or resulting from this Agreement; (ix) entering into any settlement, standstill or other similar agreement with the Company; and (x) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any Covered Entities, other than pursuant to the terms of this Agreement. The provisions of this Section 2(a) shall not restrict the parties' ability to have private discussions with Company stockholders and research analysts as long as such discussions, to the extent they relate to the Company, are consistent with the actions and communications previously agreed to by the parties.

b.
Neither party shall be permitted, nor shall either party allow its Covered Entities, to enter into a confidentiality agreement or other agreement with any third party that either (i) restricts the parties' ability to execute transactions in Securities or (ii) relates to the receipt by such party of material non-public information with respect to the Company that could restrict such party's ability to trade in the Securities; provided, however, that, in the event that either Elliott or Bluescape, directly or indirectly through its respective Covered Entities, receives any material non-public information with respect to the Company, (A) such party shall immediately notify the other party of the fact that it has received material non-public information with respect to the Company that could reasonably be expected to restrict such party's ability to trade in Securities, and (B) such party shall not share such material non-public information with the other party.

c.	For the avoidance of doubt, this Agreement shall not restrict either party's purchase or sale of any debt securities of the Company or any derivative instrument with respect thereto.

3.	Voting of Common Stock.
a.
Each party shall, and shall cause its Covered Entities to, (i) take such commercially reasonable actions as may be required so that it may vote its Common Stock, and cause any person with whom it has shared voting power to vote such Common Stock, in connection with any meeting of stockholders or action by written consent with respect to the Company; and (ii) on the Meeting Date, (x) attend the 2017 Meeting in person or by proxy such that all Common Stock held by such party and its Covered Entities is represented and entitled to vote on all matters to be voted upon at such meeting, (y) at the 2017 Meeting, vote such Common Stock in person or by proxy in favor of the persons nominated by the parties or any of their respective Covered Entities to the board of directors of the Company (the "Company Actions"), in favor of any ancillary or procedural actions or matters related to giving effect to the Company Actions or required to effect the approval of the Company Actions (but in no event in contravention of any of the Company Actions) and, with respect to any other proposal put forth for a vote of the stockholders at the 2017 Meeting, in accordance with any agreement of the parties prior to the conclusion of the 2017 Meeting, and (z) at the 2017 Meeting, not vote any such Common Stock other than as provided in the immediately preceding clause (y).

b.
In the event that, prior to the 2017 Meeting, the Company convenes a special meeting of the stockholders of the Company for the removal or election of directors or any other proposals, the terms of Section 3(a) shall also apply to the parties, to the furthest extent possible, with respect to their conduct in connection with voting at such special meeting.

c.
For purposes of this Section 3, (i) "Meeting Date" shall mean the date of the Company's 2017 Meeting; and (ii) "2017 Meeting" shall mean the annual meeting of the stockholders of the Company to be held in calendar year 2017.

d.	Nothing in this Agreement, including this Section 3, shall restrict the parties' ability to sell and transfer Securities.
4.
Shared Expenses.  Elliott and Bluescape shall pay, on a 75% and 25% pro rata basis, respectively, all third party out-of-pocket expenses incurred by the parties and their respective Covered Entities in furtherance of the actions agreed to be undertaken pursuant to this Agreement that have been approved by the parties (which approval shall not be unreasonably withheld, conditioned or delayed) in writing (including, for such purposes, through email correspondence) prior to or after their incurrence. Promptly upon request, each party shall reimburse the other party for its respective portion of any such shared expenses incurred or to be incurred by the other party; provided, however, that the party seeking reimbursement shall provide the other party with reasonable documentation evidencing its expenses upon request. Notwithstanding the foregoing, a party will not be entitled to contribution for any expense or liability arising out of such party's or its affiliates' breach of this Agreement, fraud, willful misconduct or gross negligence. Neither party shall charge the other party any management, incentive or similar fees in connection with this Agreement or the actions contemplated by or resulting from this Agreement.

5.
Regulatory Reporting; Compliance. The parties shall cooperate in connection with the drafting and filing of any regulatory filing that may be required to be made in connection with the matters contemplated by or resulting from this Agreement under applicable law (including, without limitation, any Schedule 13D (and any amendments thereto) required to be filed under the Exchange Act and any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended). Each party shall be responsible for the accuracy and completeness of the disclosure related to such party in any such regulatory filing, and shall not be responsible for the accuracy or completeness of the information concerning the other party therein.  Each of the parties hereby agrees to use its reasonable best efforts to ensure its compliance with all applicable regulatory requirements in connection with the activities contemplated by and resulting from this Agreement (including, without limitation, the foregoing regulatory reporting requirements).  Each party shall be responsible for any breaches or violations of such regulatory requirements by such party or any of its affiliates, individually or collectively, and shall not be responsible for any such breaches or violations by the other party or any of the other party's affiliates.

6.	Representations and Warranties.
a.
Each party hereby represents and warrants to the other party that (i) such party is entering into this Agreement, and the arrangement contemplated hereby, solely as a result of its own independent analysis and research of the Company; (ii) neither party is providing investment advice or investment services to the other party; (iii) such party and its Covered Entities have not executed a confidentiality agreement or other similar agreement with the Company; and (iv) such party and its Covered Entities do not have any material non-public information concerning the Company that could reasonably be expected to restrict either party's, or any of their respective Covered Entities', ability to trade Securities.

b.
Each party hereby represents and warrants to the other party that, as of the close of business on January 13, 2017, such party and its respective Covered Entities did not own any Securities, did not have beneficial ownership of any Securities, and were not party to any Derivative Contract, in each case, except as set forth on Schedule I.

7.
Termination. This agreement will terminate at the earliest to occur of: (a) 11:59 p.m. (New York time) on September 19, 2017; (b) the appointment or election of John Wilder and/or Ron Hulme to serve as director(s) of the Company, if the parties determine to recommend, designate or nominate John Wilder and/or Ron Hulme, as applicable, to be director(s) of the Company; (c) termination by the mutual written agreement of the parties; (d) ten business days following written notice by the terminating party to the other party after such other party gave notice that it received material non-public information with respect to the Company that could reasonably be expected to restrict such party's ability to trade in Securities; (e) termination by one party upon 5 days' prior written notice in the event that (i) the parties come to a material disagreement as to the conduct or strategy of the parties with respect to the Company or (ii) a party determines, despite using its reasonable best efforts, that it must dispose of all Securities then owned by such party because the failure to dispose of such Securities would reasonably be expected to have a material, detrimental effect on such party or its affiliates; and (f) termination by one party in the event that the other party has ceased to comply with or has breached any of the terms of this Agreement in any material respect and, if capable of being cured, such material breach or failure has not been cured within ten days after receipt by such other party of notice by the terminating party specifying such material breach or failure.  In the event that this Agreement is terminated, the parties shall cooperate to take such actions as may be necessary or required publicly to disclose the occurrence of such termination and/or the consequences thereof, including, without limitation, amending any prior filings under the Exchange Act concerning the Company, the Securities and/or the relationship of the parties.  Sections 4 and 10 shall survive any termination of this Agreement.

8.
Relationship of the Parties. Nothing in this Agreement, and no actions taken by the parties or their respective Covered Entities resulting from this Agreement, shall be construed as creating between the parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes), any agency relationship, or the establishment of any investment advisory service or the provision of any investment advice by one party for the benefit of the other, nor shall any party, except as expressly set forth in this Agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other party or (ii) have any fiduciary or other duties to any other party. Each party agrees that it does not have any interest in the profits or losses of the other party in connection with its acquisition or disposition of any Securities.

9.
Entire Agreement.  Except as expressly set forth herein, this Agreement and the Confidentiality Agreement, dated November 23, 2016, between Elliott Management Corporation, a Delaware corporation ("EMC"), and BEP, constitute the entire understanding between the parties with respect to the subject matter hereof and replaces and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10.
Miscellaneous. This agreement (a) shall be governed by and construed in accordance with the laws of the State of New York, (b) may not be assigned, amended, waived or modified except by a writing signed by each party (and neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder), and (c) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument, and signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.  The parties hereby acknowledge and agree that this Agreement supersedes in all respects that certain Agreement, dated as of December 12, 2016, by and between EMC and BEP.

11.
Further Assurances; Survival. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

12.	Defined Terms. For purposes of this Agreement:
a. "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

b. "Common Stock" shall mean the common stock, par value $0.01 per share, of the Company.

c. "Derivatives Contract" shall mean a swap or other contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Common Stock specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Common Shares"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, Common Stock or other property, without regard to any short position under the same or any other Derivatives Contract.  For the avoidance of doubt, option contracts relating to the Common Stock and interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks shall not be deemed to be Derivatives Contracts.

d. "Securities" shall mean, collectively, Common Stock and Derivative Contracts.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.
ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P., as General Partner

By:	Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:    Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:    Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Name:  Elliot Greenberg
Title:    Vice President

BLUESCAPE ENERGY PARTNERS LLC

By:  /s/ Jonathan Siegler
Name:  Jonathan Siegler
 Title:   Chief Financial Officer

BEP SPECIAL SITUATIONS 2 LLC

By:  /s/ Jonathan Siegler
Name:  Jonathan Siegler
 Title:    Chief Financial Officer

Schedule I
Ownership of Securities as of January 13, 2017

Entity	Beneficial Ownership of Common Stock	Derivative Contracts
EALP	2,648,469 shares of Common Stock	Swap agreements with respect to 4,322,285 Notional Common Shares
EILP and EICA	5,628,000 shares of Common Stock	Swap agreements with respect to 9,184,852 Notional Common Shares
BEP SS2	6,648,963 shares of Common Stock	Swap agreements with respect to 1,158,251 Notional Common Shares

EXHIBIT 99.2
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to Common Stock, par value $0.01 per share, of NRG Energy, Inc.dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	January 17, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P.:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
01/10/17	Common Stock	64,000	13.3099
01/09/17	Common Stock	192,000	13.3225
01/06/17	Common Stock	48,000	13.0000
01/06/17	Common Stock	32,000	13.0000
01/05/17	Common Stock	224,000	13.2071
01/05/17	Common Stock	256,000	13.1495
01/04/17	Common Stock	320,394	12.8192
01/04/17	Common Stock	80,000	12.7878
01/03/17	Common Stock	32,000	12.2290
12/30/16	Common Stock	34,685	12.3767
12/29/16	Common Stock	32,000	12.4494
12/28/16	Common Stock	128,000	12.4805
12/27/16	Common Stock	13,654	12.5173
12/27/16	Common Stock	18,573	12.5168
12/23/16	Common Stock	620	12.1974
12/22/16	Common Stock	64,000	12.1631
12/22/16	Common Stock	32,000	12.2498
12/21/16	Common Stock	48,000	12.3538
12/21/16	Common Stock	16,000	12.3365
12/19/16	Common Stock	94,798	12.5934
12/19/16	Common Stock	11,944	12.4890
12/19/16	Common Stock	48,000	12.5300
12/19/16	Common Stock	80,000	12.4603
12/16/16	Common Stock	19,155	12.2451
12/16/16	Common Stock	96,000	12.4866
12/14/16	Common Stock	32,000	12.7771
12/14/16	Common Stock	80,000	12.5461
12/14/16	Common Stock	112,000	12.7367
12/13/16	Common Stock	20,265	12.5770
12/13/16	Common Stock	128,000	12.7529
12/12/16	Common Stock	200,221	12.5196
12/12/16	Common Stock	90,160	12.6055

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P.:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

01/10/17	Common Stock	136,000	13.3099
01/09/17	Common Stock	408,000	13.3225
01/06/17	Common Stock	68,000	13.0000
01/06/17	Common Stock	102,000	13.0000
01/05/17	Common Stock	476,000	13.2071
01/05/17	Common Stock	544,000	13.1495
01/04/17	Common Stock	680,836	12.8192
01/04/17	Common Stock	170,000	12.7878
01/03/17	Common Stock	68,000	12.2290
12/30/16	Common Stock	73,707	12.3767
12/29/16	Common Stock	68,000	12.4494
12/28/16	Common Stock	272,000	12.4805
12/27/16	Common Stock	29,015	12.5173
12/27/16	Common Stock	39,467	12.5168
12/23/16	Common Stock	1,317	12.1974
12/22/16	Common Stock	136,000	12.1631
12/22/16	Common Stock	68,000	12.2498
12/21/16	Common Stock	102,000	12.3538
12/21/16	Common Stock	34,000	12.3365
12/19/16	Common Stock	170,000	12.4603
12/19/16	Common Stock	201,447	12.5934
12/19/16	Common Stock	25,381	12.4890
12/19/16	Common Stock	102,000	12.5300
12/16/16	Common Stock	204,000	12.4866
12/16/16	Common Stock	40,705	12.2451
12/14/16	Common Stock	170,000	12.5461
12/14/16	Common Stock	238,000	12.7367
12/14/16	Common Stock	68,000	12.7771
12/13/16	Common Stock	43,063	12.5770
12/13/16	Common Stock	272,000	12.7529
12/12/16	Common Stock	191,591	12.6055
12/12/16	Common Stock	425,471	12.5196

All of the above transactions were effected on the open market.